Exhibit 12.2

Marathon Oil Corporation

Computation of Ratio of Earnings to Fixed Charges

TOTAL ENTERPRISE BASIS—Unaudited

(Dollars in Millions)

	Year Ended December 31
	2002	2001	2000	1999	1998
Portion of rentals representing interest	$66	$54	$50	$47	$51
Capitalized interest, including discontinued operations	16	27	19	26	46
Other interest and fixed charges, including discontinued operations	316	349	375	365	318

Total fixed charges (A)	$398	$430	$444	$438	$415

Earnings-pretax income with applicable adjustments (B)	$1,495	$3,212	$1,807	$1,864	$1,084

Ratio of (B) to (A)	3.75	7.48	4.07	4.25	2.61